UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

As part of the Registrant’s efforts to streamline its corporate structure, the Registrant intends to wind up Shanghai Smart Words Software Technology Co., Ltd. (“Shanghai Smart Words”), a wholly-owned subsidiary of the Registrant in China and a company currently without business operations. Accordingly, the Registrant has removed Shanghai Smart Words as a party to the series of contractual arrangements (the “VIE Agreements”) whereby the Registrant, through its subsidiaries, controls and consolidates Beijing New Oriental Education & technology (Group) Co., Ltd. The rights and obligations of Shanghai Smart Words under the VIE Arrangements have been assumed by Beijing Decision Education & Consulting Co., Ltd., another wholly-owned subsidiary of the Registrant, which is an existing party to the VIE Agreements. Parties to the VIE Agreements entered into multiple agreements and amendments to effect the foregoing change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Chief Financial Officer

Date: February 17, 2017